Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                February 7, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1862
                       Total Income Portfolio, Series 16
                       File Nos. 333-229079 and 811-03763
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Dear Mr. Bartz:

       This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1862, filed on December 28, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 16 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks and Understanding Your Investment -- Investment Risks

       1. The "Fixed Income ETF Segment" section states that the Trust may invest in exchange-traded funds that may invest in floating rate securities and preferred securities. Please provide the corresponding risks of investing in such securities.

       Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in exchange-traded funds that invest substantially all of their assets in floating-rate securities, the following disclosure will be included in the "Principal Risks" section:

             Certain ETFs held by the trust invest in securities that are structured as floating-rate instruments. The yield on these securities will generally decline in a falling interest rate environment, causing the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the ETFs held by the trust.

       If the Trust invests in exchange-traded funds that invest substantially all of their assets in floating-rate securities, the following disclosure will be included in the "Investment Risks" section:

             Floating-rate securities risk. Certain ETFs held by the trust invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the ETFs held by the trust.

       If the Trust invests significantly in exchange-traded funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Principal Risks" section:

             Certain ETFs held by the trust invest in preferred stocks and hybrid preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments. In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, changing tax treatments and possibly being issued by companies in heavily regulated industries. Furthermore, certain hybrid preferred securities often contain deferral features, whereby the issuer may fail to make distributions without a default occurring.

       If the Trust invests in exchange-traded funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Investment Risks" section:

             Preferred securities risk. Certain ETFs held by the trust invest in preferred securities, including preferred stock and hybrid preferred securities.

             Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

             Generally, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions without any adverse consequences to the issuer. If the trust owns a preferred security that is deferring its distribution, the trust may be required to report income for tax purposes although it has not yet received such income. Certain of the preferred securities held by the trust are "noncumulative." As a result, these securities will not distribute any unpaid or omitted dividends from the prior year. If an issuer chooses not to pay dividends in a given year, the trust will not have the right to claim the unpaid dividends in the future.

             Certain hybrid preferred securities are securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation. Hybrid preferred securities may possess varying combinations of features of debt and preferred securities.

             Tax or regulatory changes taken by the Internal Revenue Service may change the tax characterization of the trust's preferred securities and, as a result, may effect the value of your units.

       2. The duration example in the seventh bullet uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

       Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

       We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren